August 21, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (415) 636-5870

Mr. Charles R. Schwab
Charles Schwab Corp.
Chairman and Chief Executive Officer
120 Kearny Street
San Francisco, CA 94108

>   **Re: Charles Schwab Corp.**
>   **Definitive 14A**
>   **Filed March 30, 2007**
>   **File No. 001-09700**

Dear Mr. Schwab:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Nominations, page 13

1. You state that stockholder nominations must be made in accordance with the procedures outlined in your bylaws. Please revise your disclosure in your proxy

statement to describe the procedures that stockholders must follow to submit recommendations. Refer to Item 407(c) of Regulation S-K.

Compensation Discussion and Analysis, page 19

2. Please revise to provide, or state where you have disclosed, how each compensation element and your decisions about that element fit into your overall compensation objectives and affect decisions regarding the other elements. Refer to Item 402(b)(1)(vi) of Regulation S-K.

3. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose these targets. Please also note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the target is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Please provide insight into the factors considered by the Compensation Committee prior to the awarding of performance-based compensation.

Base Salaries, page 22

4. We note you rely on a number of factors in determining compensation. For example you refer to internal leadership on page 22 or performance ratings on page 23; however, it is unclear how you arrive at final compensation. Please revise to provide an analysis of how the committee's review and conclusion about the different factors help determine the result and compensation awards.

5. We note that you rely on benchmarked companies as set forth on page 21; however, you state on page 22 that you may look at compensation data at companies other than those that are benchmarked. Please revise to identify those other companies and clarify your disclosure to indicate on exactly what peer group you rely.

Annual Cash Incentive Awards, page 23

6. You state that the Compensation Committee reserves discretion to reduce funding at all levels. Please revise to state whether you actually exercised such discretion.

Perquisite Allowance, page 24

7. Please explain how the annual "perquisite allowance" of $36,000 was determined, identify generally the "enumerated items" towards which the allowance can be spent, reference the specific items the named executive officers used the allowance for in the prior year and disclose whether the committee has any discretion in providing additional monies above the allowance in a given year.

Employment Agreement for Mr. Schwab, page 33

8. Your disclosure in this subsection should provide a clear and concise summary of the material terms and conditions of Mr. Schwab's employment agreement, and should analyze why the employment agreement was designed and structured to provide the mentioned material compensation elements and levels.

Termination and Change in Control Benefits, page 36

9. We note your disclosure regarding events set forth in the 2006 Termination and Change in Control Benefits Table on page 37. Please revise to describe the events to the investor, such as "termination without cause or change in control (no termination)," "change in control – additional retention agreement pending sale," *etc*.

10. In the Compensation Discussion and Analysis, please discuss how your arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have. Refer to Item 402(j) of Regulation S-K.

Transactions With Related Persons, page 55

11. We note your disclosure in the third paragraph on page 55 regarding transactions with some directors, executive officers and entities. Please revise your disclosure in accordance with Instruction 4(c)(ii) of Item 404 of Regulation S-K to state whether or not the comparable credit transactions were with people not related to you.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel